Steven. M. Felsenstein, Esq.
Direct phone: (215) 988-7837
Direct fax: (215) 717-5248
felsensteins@gtlaw.com

December 29, 2016

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:    Commonwealth Income & Growth Fund IV
Form 10-K for the Year Ended December 31, 2015
Filed March 30, 2016
Form 10-Q for the Period Ended September 30, 2016
Filed November 14, 2016
File No. 333-62526

Dear Mr. Cash:

I am writing in response to your comment letter dated December 15, 2016, regarding Commonwealth Income and Growth Fund IV (the “Company” or the “Registrant”). Your comment was sent by an email addressed only to Ms. Kimberly-Springsteen-Abbott. The letter requests a response within ten business days (December 30th) to the issue raised therein. Your letter did not come to the attention of my client until December 20, 2016, but despite the intervening holidays, we are pleased to provide the timely response below. For your convenience I have included below in italics the staff’s comment, which addressed only the signature line of the subject reports:

Signatures, page 26

1.
We note that Kimberly Springsteen-Abbott has signed this Form 10-Q in the capacity of Chief Executive Officer of Commonwealth Income & Growth Fund, Inc. (General Partner). She has also signed the certifications in Exhibits 31.1, 31.2, 32.1 and 32.2 in the capacity of Chief Executive Officer and Principal Financial Officer of Commonwealth Income & Growth Fund IV. Given that she has been barred from the securities industry by FINRA effective August 23, 2016, and has resigned as Chief Executive Officer, Chief Compliance Officer and President of Commonwealth Capital Securities Corp., please tell us how you determined that it is appropriate for her to continue to sign periodic filings in the capacity of Chief Executive Officer and Principal Financial Officer. Please tell us what consideration you gave as to whether there are any restrictions in signing SEC filings and the possible appearance issue in signing filings after the effective date of the FINRA bar. We note that Kimberly Springsteen-Abbott also signed the Form 8-K filed on August 26, 2016.

Mr. Cash
December 29, 2016

As noted by you in your comment letter, the Registrant does not believe that your comment applies to the facts and circumstances referenced in your letter. The Company further believes that the comment misstates or misunderstands the facts of the relevant events. The FINRA sanction is not a bar from association with every business or activity (which would clearly be beyond the authority of FINRA), It is a bar from association with a Member Firm of FINRA. The Registrant is not a broker-dealer, it is not a member firm of FINRA, and it is not within the scope of the sanction imposed.

Background

As you are aware from the extensive public disclosures made to investors by Ms. Kimberly Springsteen-Abbott (“KSA”) and entities with which she is associated, in 2014 an Extended Hearing Panel issued a decision that, among other penalties, imposed a bar upon the association by KSA with any member firm of the Financial Industry Regulatory Authority (“FINRA”), which would include Commonwealth Capital Securities Corp. (“CCSC”),1 a registered broker-dealer and FINRA Member Firm. On August 23, 2016, a panel of the National Adjudicatory Council (the “NAC”) sustained that decision.

When the NAC acted to sustain the decision below, both CCSC and KSA acted promptly to comply with the decision. As fully disclosed to investors in previous filings by registrants, CCSC filed a Form U5 terminating KSA’s association with CCSC as an officer, principal, or representative, including service as a CEO or CCO of the Member Firm; the Form BD of the firm was amended to remove references to KSA as an associated person; and KSA executed a non-participation agreement confirming that she would not act as a representative or supervisor for CCSC.2 Together with other operational controls, and steps taken to assure the independence of the Board of CCSC from any influence by CCC, CCSC believes that KSA does not exercise any control over the operations of CCSC.

Response to the Staff Comment
The registrant has provided the foregoing information regarding the steps taken by KSA and CCSC solely for background purposes, and to confirm that KSA and CCSC are operating in compliance with the decisions of FINRA. However, none of the background information provided is relevant to the comment of the staff with respect to the signature line for the Company’s filing. As set forth above, the FINRA action does not affect the right of KSA to continue to serve as an officer of any entity that is NOT a FINRA broker-dealer. The General Partner is not a broker-dealer. FINRA’s regulatory authority does not extend beyond registered securities members. FINRA’s decision against KSA is limited to association with registered members. The Bar has no effect on her authority to act as an officer of the general partner of the Registrant.
____________________

1
We emphasize that neither CCSC nor any other entity was a party to the FINRA action or decision.

KSA continues to hold her ownership interest in Commonwealth Capital Corporation (“CCC”), which is the indirect parent of both CCSC and the entity that serves as the general partner or managing member of the equipment leasing funds that were sponsored by CCC. CCSC has an application pending with FINRA to permit KSA to retain her indirect interest in CCSC. In this regard, we note that under 1934 Act Rule 19h-1 (which addresses the process triggered by a filing of Form MC-400), and under interpretive letters issued by the SEC, the presumption that a person holds control by virtue of certain interests in a firm is not absolute, and is in fact rebuttable. We believe that the actions described in the MC-400 application clearly demonstrate that KSA does NOT continue to have control of CCSC by virtue of the indirect holdings.

Mr. Cash
December 29, 2016

In short, the Registrant believes that there is no rule or regulation under the Securities Act or Securities Exchange Act that prohibits Ms. Springsteen-Abbott from participating as an officer of a public company. The FINRA bar only extends to association with FINRA members. Ms. Springsteen-Abbott is clearly not associating with a registered member by performing her duties as an officer of the general partner of a public company.

Finally, your comment asks:

●
how the Registrant determined that it is appropriate for KSA to sign periodic filings as CEO and CFO. The Registrant determined that it is appropriate because she serves in those positions and holds those titles, and is required by the Federal securities laws, regulations, and forms to execute documents in those capacities; and

●
what consideration was given to a “possible appearance issue” as a result of KSA signing filings. As a former branch chief at the Commission, I am not sure what provision in the securities laws and regulations addresses “possible appearance issues.” I would appreciate your clarification in that regard.

If the staff has any further comments regarding the signature line of the filings, please do not hesitate to contact me using the information set forth on the first page of this response. It also would be helpful if any future emails with comments on filings sent to Ms. Springsteen-Abbott also could be copied to the undersigned, or to another officer of the Registrant in case Ms. Springsteen-Abbott is traveling or otherwise out of the office.

Sincerely yours,
/s/ Steven M. Felsenstein

cc:
Ms. Kimberly Springsteen-Abbott
  Mr. James Pruett, CCO